July 28, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Crocs, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Period Ended March 31, 2014

Filed May 1, 2014

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 14, 2014 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the period ended March 31, 2014.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Year Ended December 31, 2013

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:  The Company acknowledges the Staff’s comment, and where a comment requests additional disclosures or other revisions to be made to its disclosure, the Company has provided an example of such disclosure.  The Company will include such revised disclosure in its future filings, including its interim filings, where applicable.

Management’s Discussion and Analysis

Results of Operations, page 39

2.              We note your presentation and discussion of comparable store sales. Please disclose in future filings whether your online sales are included or excluded from your determination of comparable stores sales. If online sales are included in comparable store sales, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period.

Response:  In future filings, the Company will disclose that internet sales are not included in its determination of comparable store sales.

An example of the revised disclosure as of December 31, 2013 to be included in future filings follows (revised disclosure shown in bold and italics):

	Constant Currency	Constant Currency
	Year Ended	Year Ended
Comparable store sales (1)	December 31, 2013	December 31, 2012
Americas	(5.8)%	2.6%
Asia Pacific	6.9	3.3
Japan	(15.0)	(13.0)
Europe	2.4	5.4
Global	(2.7)%	1.5%

(1)                                 Comparable store sales is determined on a monthly basis. Comparable store sales begin in the thirteenth month of a store’s operation. Stores in which selling square footage has changed more than 15% as a result of a remodel, expansion or reduction are excluded until the thirteenth month in which they have comparable prior year sales. Temporarily closed stores are excluded from the comparable store sales calculation during the month of closure. Location closures in excess of three months are excluded until the thirteenth month post re-opening. Comparable store sales exclude the impact of our internet channel revenues and are calculated on a currency neutral basis using historical annual average currency rates.

Non-GAAP Financial Measures, page 55

3.              We note that you present full non-GAAP income statements. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures, and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation to provide relevant information to investors without providing full non-GAAP income statements in future filings. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, the Company will remove the presentation of the non-GAAP income statement and modify our presentation of non-GAAP financial measures as to not attach undue prominence to the non-GAAP financial information.  In future filings, the Company currently intends to provide relevant non-GAAP information to investors and reconciliations of those measures to GAAP without providing full non-GAAP income statements.

Form 10-Q for the Period Ended March 31, 2014

Note 12. Series A Preferred Stock, page 14

4.              We note that the conversion rate is subject to customary anti-dilution and other adjustments. Please disclose the nature of the other adjustments that would impact the conversion rate of the preferred stock. Please also tell us what consideration you gave to these anti-dilution and other adjustments in determining the appropriate accounting for the preferred stock pursuant to ASC 815-40, including your consideration of whether the adjustments would preclude the conversion feature from being considered indexed to your stock.

Response: The Company notes that there are six customary anti-dilution and other adjustments that could impact the conversion rate of the Company’s Series A convertible preferred stock (“Series A preferred stock”). The nature of these adjustments is as follows:

1)             The occurrence of common stock dividends or distributions, stock splits or combinations, and equity reclassifications.

2)             The distribution of rights, options, or warrants to all holders of common stock entitling them to purchase shares of common stock at a price per share that is less than the closing price of the Company’s common stock.

3)             Pursuant to a tender offer or exchange offer to purchase outstanding shares of common stock for consideration valued at an amount greater than the closing price of the Company’s common stock.

4)             If the Company distributes evidences of its indebtedness, assets, other property or securities or rights, options or warrants to acquire its Capital Stock.

5)             If the Company has any stockholder rights plan in effect with respect to the common stock on the date of conversion, upon conversion of the Series A preferred stock, the holder will also receive (in addition to the common stock pursuant to the conversion) the rights under such rights plan, unless those rights (a) become exercisable before the conversion of the Series A preferred stock, or (b) are separated from the common stock (each a “Trigger Event”).  Upon the occurrence of a Trigger Event, the Series A preferred stock conversion rate will be adjusted in accordance with 1) or 2) described above.

6)             If the Company issues shares of common stock (or other instruments convertible into common stock) for valuable consideration, the conversion price is adjusted if (a) the offering price is less than the conversion price and (b) if the offering is at a price less than the fair market value of the Company’s common stock on the date of issuance.

Please note that the Series A preferred stock is convertible at the option of the holders at any time after the Closing into shares of common stock at an implied conversion price of $14.50 per share, subject to adjustment (“Conversion Option”). Additionally, at our election, all or a portion of the Series A preferred stock will be convertible into the relevant number of shares of common stock on or after the third anniversary of the Closing, if the closing price of the common stock equals or exceeds $29.00 for 20 consecutive trading days (“Contingent Conversion Option”).

In accordance with ASC 815-15-25 and ASC 815-10-S99-3, we identified the Series A preferred stock as a hybrid financial instrument and accordingly first determined the nature of the host contract based on consideration of its economic characteristics and risks. We applied the “whole-instrument approach” by considering all stated and implied substantive terms and features of the hybrid instrument, including embedded features being analyzed for bifurcation. The Company determined that the following features are akin to equity as they are consistent with a residual interest in the entity: (1) voting rights on an as converted basis with the Company’s common stock, (2) the right to elect two members of the board of directors, (3) participation in dividends with common stockholders on an as converted basis, (4) issued in legal form as an equity security, (5) conversion rights (into the Company’s common stock) pursuant to either a conversion option or a contingent conversion option, (6) preferred stock with no stated maturity date, (7) no creditor rights, and (8) a residual ownership interest. The Company determined that the following features are akin to debt: (1) preferred dividends at 6% per annum, (2) the holders of the Series A preferred stock have the right after eight years to require the Company to repurchase the Series A preferred stock at 100% of the stated value plus all accrued but unpaid dividends, and (3) upon a change in control, at the Series A preferred stock holders’ option, the holders can require the Company to redeem the shares at 101% of the stated value plus all accrued but unpaid dividends.

In accordance with ASC 815-15-25 and ASC 815-10-S99-3, the Company weighed all of the features included within the Series A preferred stock and concluded that the equity like features described above significantly outweigh the debt like features and therefore concluded that the host contract for the Series A preferred stock is equity.

After concluding that the host contract was an equity host, the Company identified the conversion option and contingent conversion option as embedded features that must be evaluated for potential bifurcation as embedded derivatives. In our analysis, the Company considered the guidance in ASC 815-15-25-1 which states the following:

“An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.              The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.              The hybrid instrument is not re-measured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.               A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic.”

The Company concluded that the conversion option and contingent conversion option do not require bifurcation as the economic characteristics of these features are clearly and closely related to the equity host contract. In determining whether the condition in ASC 815-15-25-1(a) is met, we considered the guidance in ASC 815-15-25-16 which states, in part:

“If the host contract encompasses a residual interest in an entity, then its economic characteristics and risks shall be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract.”

The Company determined that the changes in the fair value of the conversion option and the contingent conversion option are primarily driven by changes in the fair value of the Company’s common stock, which is an equity interest.  Therefore, because the Series A preferred stock is considered an equity host, the conversion option and the contingent conversion option are considered clearly and closely related to the host contract under ASC 815-15-25-1(a).

Therefore, in accordance with the guidance identified and analysis performed above, the Company concluded that the conversion option and contingent conversion option associated with the Series A preferred stock are clearly and closely related to the equity host contract, and therefore the conversion option and contingent conversion option are precluded from being bifurcated as a derivative and accounted for separately from the host contract under ASC 815-15.  Finally, as the conversion option and contingent conversion option are clearly and closely related to the equity host and therefore do not require bifurcation, the guidance in ASC 815-40 related to the scope exception of contracts in an entity’s own equity is not applicable.

In future filings, the Company will disclose the customary anti-dilution provisions and other adjustments that could impact the conversion rate of the Series A preferred stock.

An example of the revised disclosure as of March 31, 2014 to be included in future filings follows:

Conversion Features

The Series A preferred stock is convertible at the option of the holders at any time after the Closing into shares of common stock at an implied conversion price of $14.50 per share, subject to adjustment. At our election, all or a portion of the Series A preferred stock will be convertible into the relevant number of shares of common stock on or after the third anniversary of the Closing, if the closing price of the common stock equals or exceeds $29.00 for 20 consecutive trading days. The Series A preferred stock are convertible into 13,793,100 shares of our common stock based on the conversion rate in place as of March 31, 2014. The conversion rate is subject to the following anti-dilution and other adjustments:

1)             The occurrence of common stock dividends or distributions, stock splits or combinations, and equity reclassifications.

2)             The distribution of rights, options, or warrants to all holders of common stock entitling them to purchase shares of common stock at a price per share that is less than the closing price of the Company’s common stock.

3)             Pursuant to a tender offer or exchange offer to purchase outstanding shares of common stock for consideration valued at an amount greater than the closing price of the Company’s common stock.

4)             If the Company distributes evidences of its indebtedness, assets, other property or securities or rights, options or warrants to acquire its Capital Stock.

5)             If the Company has any stockholder rights plan in effect with respect to the common stock on the date of conversion, upon conversion of the Series A preferred stock, the holder will also receive (in addition to the common stock pursuant to the conversion) the rights under such rights plan, unless those rights (a) become exercisable before the conversion of the Series A preferred stock, or (b) are separated from the common stock (each a “Trigger Event”).  Upon the occurrence of a Trigger Event, the Series A preferred stock conversion rate will be adjusted in accordance with 1) or 2) described above.

6)             If the Company issues shares of common stock (or other instruments convertible into common stock) for valuable consideration, the conversion price is adjusted if (a) the offering price is less than the conversion price and (b) if the offering is at a price less than the fair market value of the Company’s common stock on the date of issuance.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Repatriation of Cash, page 34

5.              Your board of directors recently approved a foreign cash repatriation strategy. As part of this strategy, you have repatriated approximately $90 million for which income taxes have already been accrued for or repaid. You maintain approximately $52 million of foreign earnings for which tax has previously been provided and which has not been repatriated at this time. Please reconcile these amounts with the amounts presented on page 60 of your Form 10-K in which you state that you intend to repatriate $165 million of foreign cash by the end of 2014. Please tell us what countries and corresponding amounts have been repatriated or that you plan to repatriate pursuant to your foreign cash repatriation strategy. Please tell us the remaining amount of unremitted earnings as of March 31, 2014 by country that you have determined are permanently reinvested as well as your basis for determining these amounts should be considered permanently reinvested pursuant to ASC 740-30-25-17. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested.

Response: The analysis and determination regarding whether foreign earnings are permanently reinvested is made once a year at December 31st and our summary of that analysis, speaking only as of December 31, 2013, is below. Our recently announced strategic restructuring plan will change our growth and operating plans in several foreign countries and may cause us to alter our projections on future foreign and domestic cash needs. The impacts of the restructuring plan will be included in our analysis and determination regarding cash repatriation needs and permanently reinvested foreign earnings when such determination is next made at December 31, 2014.

As previously disclosed, the Company intends to repatriate $165.0 million of foreign cash by the end of fiscal year 2014. As of March 31, 2014, the Company had repatriated $90.0 million of this cash as dividends from its Netherlands subsidiaries, and the Company intends to repatriate $52.0 million of the previously accrued amounts as dividend income from its Netherlands subsidiaries out of prior year earnings for which the Company has already accrued U.S. tax.  The remaining $23.0 million cash that the Company intends to repatriate will be paid to the Company as a dividend of 2014 earnings or in settlement of outstanding payables owed to the Company from its Netherlands subsidiaries, bringing total fiscal year 2014 repatriation to $165.0 million as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

The approximate amount of remaining unremitted foreign earnings as of March 31, 2014 by country, which the Company has determined is permanently reinvested is as follows (in millions):

Puerto Rico	$2.6
Mexico	3.0
Netherlands	320.2
Finland	4.4
Germany	0.7
Ireland	0.1
Bosnia	0.0
Panama	13.7
Singapore	35.3
Australia	2.7
Japan	23.7
China	44.2
Middle East	7.8
Hong Kong	13.1
Taiwan	0.6
New Zealand	0.3
Korea	9.7
South Africa	6.3
Total	$488.4

The Company considers various factors in accordance with ASC 740-30. These factors include: financial requirements of the parent company; financial requirements of each subsidiary of the parent company; operational and fiscal objectives of the parent company, both long-term and short-term; remittance restrictions imposed by governments; and tax consequences of the remittance. The Company considered these factors as follows:

1)             With respect to the financial requirements of the Company’s foreign subsidiaries, the Company has significant financial needs outside the U.S.

Certain of the Company’s international markets have grown dramatically in recent years, and the Company has invested significant amounts of cash outside the U.S. on products, manufacturing process equipment, long-term supply arrangements, the Company’s own retail stores and corporate facilities, acquisitions and strategic investments, and overall geographic expansion.

In addition to the need to finance the Company’s rapidly growing international working capital requirements, the Company has also considered the following factors, amongst others, as part of the Company’s overall reinvestment planning:

•                  Product/manufacturing process equipment: The Company has procured and made available certain equipment to third party manufacturers located outside the U.S. for use in the production and manufacturing of the Company’s products.

•                  Long-term supply arrangements: The Company has entered into long-term arrangements to secure the supply of certain inventory components and has been making, and is expected to continue to make, prepayments for the future purchase of inventory components.

•                  Retail stores: The Company continues to expand its retail store presence internationally. During 2014, the Company plans to open approximately 70 Company owned and operated retail stores in foreign jurisdictions. Further, the Company expects that the trend toward opening more retail stores internationally (than domestically) will continue in the foreseeable future. These stores require substantial investment in equipment and leasehold improvements, information systems, inventory and personnel. In addition, the Company has also entered into substantial operating lease commitments for retail space.

•                  Strategic business investments: The Company’s foreign subsidiaries have directly made or co-financed numerous investments in the past and the Company intends to invest in new, international business strategies or acquisitions as appropriate opportunities arise in the future.

•                  Global expansion: The Company is continually expanding its global reach through a growing retail network and expansion of its online stores. International expansion efforts typically require large cash outlays for capitalization of legal entities, to hire personnel, build support infrastructure and for funding growing working capital requirements. The Company has invested, and expects to continue to invest in the foreseeable future, cash into the expansion and development of its existing international operations.

A large amount of the Company’s cash in foreign jurisdictions is currently held by its subsidiaries in the Netherlands.  The Netherlands subsidiaries are the source of the anticipated repatriation of approximately $52.0 million as previously discussed.  In addition, these entities invest capital and loans with the Company’s foreign subsidiaries around the globe.  With these activities, the planned repatriation, and normal working capital needs, the Netherlands entities have need for any remaining cash.

2)             With respect to financial requirements of the Company’s U.S. parent and its operational and fiscal objectives, the Company currently has significant financial resources within the United States, and its anticipated U.S. financial requirements are not expected to require repatriation of the undistributed international earnings of its foreign subsidiaries in the foreseeable future beyond those already accrued.

The Company believes that its existing U.S. cash and access to capital markets are sufficient to meet the Company’s current and expected future domestic operational and liquidity needs. In addition to the available foreign earnings on which the Company has already accrued U.S. tax, there are sufficient other sources of cash for use in the U.S. as needed.  The Company anticipates intercompany charges and allocations during 2014 of approximately $50.0 million that will be paid to the Company’s U.S. entities from foreign subsidiaries. In addition, the Company’s revolving line of credit offers up to $100.0 million of borrowing availability to meet any short-term cash needs that may occur.  Finally, the Company would be able to collect on more than $50.0 million of intercompany receivables owed to the U.S. entity by foreign subsidiaries.

These and other financial requirements outside of the U.S. have led the Company to determine the amount of undistributed earnings of its international subsidiaries to be indefinitely reinvested outside of the U.S. This determination is consistent with the Company’s historical practice of not repatriating amounts it has deemed indefinitely reinvested, with the exception of repatriations under the direction of specific Company initiatives beyond the scope of normal operations.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

By:	/s/ Jeffrey J. Lasher
Name: Jeffrey J. Lasher
Title: Senior Vice President - Finance, Chief Financial Officer

cc:                                Daniel P. Hart (Crocs, Inc.)

Jason Day (Perkins Coie LLP)